

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

Re: Pagaya Technologies Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 6, 2022
File No. 333-266930

Dear Mr. Krubiner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. At the current trading price it appears that the public warrants and 5,166,667 private placement warrants are out of the money. Please disclose in your risk factors and MD&A sections that warrant holders will not exercise their warrants and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Summary of the Prospectus
Company Overview, page 1

2.   In light of the significant number of redemptions in conjunction with your business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. Discuss what effect your separate offering of shares underlying warrants may have on this offering through B. Riley Principal Capital II, LLC.

Risk Factors, page 12

3.   Please revise to clarify what you mean by "our ability to consummate the Merger" on page 13.

Our business and the performance of Financing Vehicles may be adversely affected by economic conditions, page 21

4.   Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

5.   Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

6.   We note your response to comment 3. Please revise your disclosure in the liquidity and capital resources section, and elsewhere as appropriate, to specifically address the fact that you may miss your 2022 Adjusted EBITDA projection and explain how that has impacted or may impact your financial position and create further risks to your business operations and liquidity.

   Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John T. McKenna, Esq.